UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41744

Nabors Energy Transition Corp. II

(Exact name of registrant as specified in its charter)

515 West Greens Road, Suite 1200, Houston, Texas 77067

(281) 874-0035

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one warrant

Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A ordinary shares, par value $0.0001 per share: 0 holders

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one warrant: 0 holders

Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50 per share: 44 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NABORS ENERGY TRANSITION CORP. II

Date: February 4, 2026	By:	/s/ Anthony G. Petrello
Name: Anthony G. Petrello
Title: Chief Executive Officer, President and Secretary

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026